SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

PetroLogistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

71672U 101

(CUSIP Number)

Sharon S. Spurlin

c/o PetroLogistics LP

600 Travis Street, Suite 3250

Houston, TX 77002

713-255-5990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Name of Reporting Person David Lumpkins

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,927,040

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,927,040

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,927,040

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%*

14	Type of Reporting Person IN

*              Calculation of percentage based on a total of 139,576,539 common units outstanding.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement is being filed with respect to the common units representing limited partner interests (each, a “Common Units”) of PetroLogistics LP (the “Partnership”). The address of the principal executive offices of the Partnership is 600 Travis Street, Suite 3250, Houston, TX 77002

Item 2.	Identity and Background

(a) This Statement is filed by David Lumpkins (the “Reporting Person”).

(b) The business address of the Reporting Person is 600 Travis Street, Suite 3250, Houston, TX 77002.

(c) The Reporting Person is the Executive Chairman of the PetroLogistics GP LLC, the general partner of the Partnership (the “General Partner”).

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Sources and Amount of Funds or Other Consideration

The Reporting Person is the owner of a membership interest in PL Manufacturing LLC (“PL Manufacturing”), the indirect owner of the General Partner.  On June 18, 2012, PL Manufacturing LLC distributed a total of 97,493,750 Common Units to its members, including 7,927,040 Common Units to the Reporting Person.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Common Units were acquired pursuant to a distribution by PL Manufacturing LLC to its members, and purpose of the acquisition of the Common Units was for investment.  The Common Units were not acquired for the purpose of acquiring control of the Partnership.  The Reporting Person from time to time may acquire additional Common Units or dispose of any or all of Common Units he owns, depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Person (on the basis of a total of 139,576,539 Common Units issued and outstanding) are as follows:

a) Amount beneficially owned: 7,927,040	Percentage: 5.7%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	7,927,040

ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	7,927,040
iv. Shared power to dispose or to direct the disposition of:	0

(c)  On May 9, 2012, the Partnership closed the initial public offering of its Common Units.  Propylene Holdings LLC sold 33,500,000 Common Units, and the Partnership sold 1,500,000 Common Units, to the public pursuant to the initial public offering.

(d)  The Reporting Person has pledged 100% of the Common Units he owns pursuant to an Omnibus Agreement dated May 9, 2012 and a related pledge agreement dated May 9, 2012 to PL Manufacturing, as collateral agent, pursuant to the Omnibus Agreement.  See “Item 6—Omnibus Agreement.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

In connection with the Partnership’s initial public offering, the Partnership, YSOF Propylene Investor, LLC, LG Propylene LLC, the Reporting Person and Nathan Ticatch (together with YSOF Propylene Investor, LLC, LG Propylene LLC and the Reporting Person, the “Registrable Securityholders”) entered into a certain Registration Rights Agreement dated May 9, 2012. Pursuant to the Registration Rights Agreement, the Partnership is required to file a shelf registration statement to register, the Common Units held by each of the Registrable Securityholders, subject to certain limitations. In addition, the Registration Rights Agreement gives the Reporting Person and Nathan Ticatch piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of the Registrable Securityholders and, in certain circumstances, to third parties.

Omnibus Agreement

On May 9, 2012, the Partnership, Propylene Holdings LLC, PL Propylene LLC and PL Manufacturing entered into an Omnibus Agreement (the “Omnibus Agreement”), pursuant to which the Partnership allocated all of its benefits and obligations under certain propane swaps to PL Manufacturing LLC and the members of PL Manufacturing LLC, including the Reporting Person.  Under the Omnibus Agreement and a related pledge agreement dated May 9, 2012, between PL Manufacturing and the members of PL Manufacturing, any amounts received by the Partnership under the propane swaps will be distributed, through the General Partner, to PL Manufacturing and the members of PL Manufacturing, and any amounts that the Partnership is required to pay under the propane swaps is expected to be contributed back to the Partnership as a capital contribution by PL Manufacturing and the members of PL Manufacturing.

In connection with the Omnibus Agreement, the members of PL Manufacturing have pledged to PL Manufacturing (as collateral agent) all of the Common Units each member held following the distribution by PL Manufacturing on June 18, 2012, and PL Manufacturing will maintain a number of pledged Common Units such that at all times, the market value of all pledged Common Units and all Common Units owned by PL Manufacturing that are subject to the Omnibus Agreement is equal to or greater than 10 times the mark-to-market value of the propane swaps to secure the members’ payment obligations, but in no event shall the number of pledged Common Units be greater than the total number of Common Units distributed to PL Manufacturing and the members of PL Manufacturing in connection with the Partnership’s initial public offering. The expected aggregate quarterly distributions payable on all pledged Common Units are expected to be sufficient to cover future payments under the propane swaps, plus an additional reserve.  The Reporting Person has pledged a total of 7,927,040 Common Units to PL Manufacturing pursuant to the Omnibus Agreement and the related pledge agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Registration Rights Agreement, dated May 9, 2012 incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed on May 14, 2012.
Exhibit B	Omnibus Agreement, dated May 9, 2012 incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed on May 14, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2012

By:	/s/ David Lumpkins
David Lumpkins